CONTINUING DIRECTORS

Name	Principal Occupation For the Past Five Years(1)	Age	Director Since
Class III (Term expires in 2006)			
Frederick R. Lausen	Retired in 2002; formerly Vice President (1986 to May 2002) of Davis Petroleum, Inc. (oil and gas exploration and production)	67	2000
C. R. Palmer	Chairman of the Board of the Company from January 1972 to May 2004; Chief Executive Officer of the Company from January 1972 until May 2003; President of the Company from May 1973 to August 2002	70	1969
Class I (Term expires in 2007)			
William T. Fox III	Retired in 2003; formerly Managing Director (1994–2003) responsible for the global energy and mining businesses of Citigroup (corporate banking)	59	2001
Sir Graham Hearne	Retired in 2002; formerly Chairman (1991–2002) and Chief Executive Officer (1984–1991) of Enterprise Oil plc (oil and gas exploration and production)	67	2004
H. E. Lentz	Advisory Director of Lehman Brothers Inc. (investment bankers) since January 2004; Consultant to Lehman Brothers Inc. in 2003; Managing Director of Lehman Brothers Inc. (1993 to January 2003)	60	1990
P. Dexter Peacock	Of Counsel to Andrews Kurth LLP (law firm) since 1997; formerly Managing Partner of Andrews Kurth LLP.	63	2004

(1)   Directorships other than those listed in the table are as follows: Mr. Peacock is a director of Cabot Oil & Gas Corporation, Mr. Lentz is a director of Peabody Energy Corp. and CARBO Ceramics Inc., and Sir Graham Hearne is a director of Gallaher Group plc.

&bsp;

(2)   Information regarding the compensation of Messrs. Croyle and McNease is disclosed in the Summary Compensation Table under "Executive Compensation Tables" on page 13.

BOARD COMMITTEES

	Audit	Nominating & Corporate Governance	Compensation	Executive	Health, Safety & Environment
R. G. Croyle					Member
William T. Fox III	Chairman	Member		Member	
Sir Graham Hearne	Member	Member	Member		Member
Frederick R. Lausen	Member	Member			Member
H. E. Lentz		Chairman	Member	Member	
D. F. McNease				Member	Member
Lord Moynihan		Member			Chairman
C. R. Palmer				Chairman	
P. Dexter Peacock	Member	Member	Chairman		Member
2004 meetings	8	4	4	2	5

The Audit Committee has as its principal functions those responsibilities described in the Audit Committee Report on pages 11 and 12 and in the Audit Committee's Charter attached as Appendix A.

The Nominating and Corporate Governance Committee generally identifies qualified board candidates and develops and recommends to the Board of Directors the corporate governance principles applicable to the Company.

As described under "Director Nominations" on page 21, the Committee will consider for election to the Board qualified nominees recommended by stockholders. Any such stockholder recommendations must be submitted not less than 60 days prior to the anniversary date of the previous annual meeting and, in the case of a special meeting, not more than ten days following the earlier of the date of the meeting notice or the public announcement notice.

The Compensation Committee recommends to the Board of Directors the compensation to be paid to the executive and other officers of the Company and its subsidiaries and any plan for additional compensation that it deems appropriate. In addition, the Committee administers the Company's debenture, stock option and long–term and short–term incentive plans, having broad authority to interpret the plans and to make all determinations necessary or advisable for the administration of the plans. See the Committee's report on pages 9 and 10.

The Executive Committee has the authority to exercise all of the powers of the Board in the management of the business and affairs of the Company, except for certain qualifications noted in the Company's Bylaws.

The Health, Safety and Environment Committee reviews the Company's performance and policies with respect to health, safety and environmental matters and, when appropriate, makes recommendations to the full Board regarding such matters.

DIRECTOR AND OFFICER STOCK OWNERSHIP

As of February 28, 2005, Rowan's directors and officers collectively owned 4,394,274 shares or 4.1% of the Company's outstanding common stock, including shares acquirable through April 29, 2005 by the exercise of stock options or the conversion of subordinated debentures. No continuing director, nominee or executive officer owned more than 1% of Rowan's outstanding shares, except Mr. Palmer who owned 2.1% of the common stock.

The following table sets forth the number of shares of Rowan stock owned by each director, the five most highly compensated executive officers of the Company (the "Named Executive Officers") and all directors and executive officers as a group. Unless otherwise indicated, each individual has sole voting and dispositive power with respect to the shares shown below.

| | | | | Shares Aquirable within 60 Days(2) | | | | | |
| | | | | Debentures (Series and Conversion Price) | | | | | |
Name	Shares Beneficially Owned	401(k) Plan(1)	Options	Series A $29.75	Series B $14.06	Series C $28.25	Series D $32.00	Series E $13.12	Total Beneficial Ownership
Directors:									
R. G. Croyle	18,000		187,579	16,807	35,556	35,009			292,951
William T. Fox III	1,000		14,000						15,000
Sir Graham Hearne	1,000		10,000						11,000
Frederick R. Lausen	17,000 (3)		17,000						34,000
H. E. Lentz	33,200 (4)		15,000						48,200
D. F. McNease	52,687	8,509	297,579	16,807	35,556	35,009			446,147
Lord Moynihan	4,000		15,000						19,000
C. R. Palmer	1,027,832 (5)	10,394	418,944	84,034	177,777	180,000	300,000	91,006	2,289,987
P. Dexter Peacock	3,500		10,000						13,500
Other Executive Officers:									
E. E. Thiele	131,212	7,567	136,733	16,807	35,556	35,009			362,884
P. L. Kelly	10,000		37,500	10,084		20,000			77,584
J. L. Buvens	7,500		77,055						84,555
All Directors and Executive Officers as a group (20 in number)	1,485,488	47,621	1,684,731	154,623	305,778	325,027	300,000	91,006	4,394,274

(1) Reflects shares of Rowan stock allocated to participants in the Rowan Companies, Inc. Savings and Investment Plan. The Plan participants have sole voting power and limited dispositive power over such shares.

(2) Included herein are shares of Rowan stock that may be acquired through April 29, 2005 through the exercise of Nonqualified Stock Options and the conversion of Series A, Series B, Series C, Series D and Series E Floating Rate Subordinated Convertible Debentures.

(3) Mr. Lausen's shares are owned jointly with his wife.

(4) Mr. Lentz's shares are owned jointly with his wife. The total includes 200 shares held in the names of Mr. Lentz's two children with respect to which Mr. Lentz's wife serves as custodian. Mr. Lentz disclaims beneficial ownership of such shares.

(5) Includes 33,132 shares held in a charitable foundation for which Mr. Palmer is one of three trustees. Mr. Palmer has no pecuniary interest in the shares held in such charitable foundation and disclaims beneficial ownership of such shares. Also included are 1,680 shares owned by Mr. Palmer's wife. Mr. Palmer disclaims beneficial ownership of such shares.

ADDITIONAL INFORMATION

Certain Transactions

In previous years, certain officers of the Company issued promissory notes in favor of Rowan in connection with their purchases from Rowan of one or more series of Floating Rate Subordinated Convertible Debentures. The promissory notes bear interest at the same rate as the debentures, prime + .5%, and mature at various dates from 2008–2011. The promissory notes are secured by a pledge of the debentures purchased and contain provisions for set–off, effectively protecting the Company from any credit risk since the face amount of the debentures are equal to the amount of the notes. All such promissory notes pre–dated enactment of the Sarbanes–Oxley Act of 2002. The largest amounts of such promissory notes outstanding during 2004 and the amounts outstanding at December 31, 2004 were as follows:

	Largest Amount Outstanding		Outstanding at December 31, 2004	
C. R. Palmer	$	25,679,000(a)	$	20,879,000
E. E. Thiele		3,089,000(a)		1,989,000
D. F. McNease		2,539,001(a)		1,989,000
R. G. Croyle		1,989,000(a)		1,989,000
D. C. Eckermann		1,165,000(b)		1,165,000
P. L. Kelly		865,000(b)		865,000

(a) Issued in connection with both 1986 Plan and 1998 Plan debentures

(b) Issued in connection with 1998 Plan debentures

On May 1, 2003, Mr. Palmer retired after more than 31 years as the Company's Chief Executive Officer. To enlist his ongoing efforts as non–executive Chairman of the Board to ensure a smooth transition in responsibilities to Mr. McNease, the Compensation Committee determined at that time to retain Mr. Palmer in a consulting capacity for one year. Mr. Palmer's consulting agreement provided for an annual retainer of $250,000, for which he received $83,333 in 2004. The consulting fee terminated on April 30, 2004. The Company continues to provide Mr. Palmer with office and administrative support, estimated to cost $100,000 annually, and continuing personal use of or access to certain of Rowan's facilities and equipment, included company aircraft, which had an incremental cost to the Company in 2004, net of reimbursements, of approximately $19,000. In addition, the Company incurred approximately $607,000 of expense in 2004 related to Mr. Palmer's participation in one of the pension restoration plans.

During 2004, Rowan paid Andrews Kurth LLP, its outside counsel, approximately $688,000 in legal fees, which the Company believes reflected market rates for services rendered. Such fees were approved by the Board of Directors. Mr. P. Dexter Peacock, a Class I Director of the Company, is Of Counsel to Andrews Kurth.

The Company's sale, in early 2004, of 11.5 million shares of common stock for $23.05 per share was solely underwritten by Lehman Brothers Inc. The underwriting agreement provided that Lehman's commission depended upon the proceeds it received upon its sale of Rowan's common stock, and such proceeds and, therefore, such commission are not known by the Company. These transactions were negotiated by the Company and approved by the Board of Directors. Mr. H. E. Lentz, a Class I Director, is an Advisory Director of Lehman.

The Company employs certain individuals who are related to current members of the Board of Directors. Mr. John R. Palmer, the Company's Regulatory Compliance Manager, received approximately $110,000 in compensation in 2004, including wages and proceeds from stock options. Mr. Palmer, who joined the Company in 1984, is the son of C. R. Palmer, a Class III Director of the Company. Mr. Michael D. Dubose, the Company's North Sea Area Manager, received approximately $243,000 in compensation in 2004, including wages and proceeds from stock options. Mr. Dubose, who joined the Company in 1978, is the brother–in–law of D. F. McNease, the Company's Chairman, President and Chief Executive Officer.

Stockholder Proposals

If a stockholder submits a proposal at this meeting, it will not be considered timely and Rowan's appointed proxies will have and intend to exercise discretionary voting authority with respect to such proposal. Any stockholder who wishes to submit a proposal for presentation at the 2006 Annual Meeting of Stockholders and for inclusion in the proxy statement and proxy card must forward such proposal to the Secretary of the Company, at the address indicated on page 22, so that the Secretary receives it no later than November 18, 2005.